[Letterhead of TurboSonic Technologies, Inc.]

February 21, 2007

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance - Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:   Turbosonic Technologies, Inc.
Form 10-KSB for Fiscal Year Ended June 30, 2006
Form 10-QSB for Fiscal Quarter Ended September 30, 2006
File No. 0-21832

Ladies and Gentlemen:

We have received the Staff's letter dated January 30, 2007 containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed by our responses.

General

1.     Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your supplemental response. All revisions should be included in your future filings, including your interim filings where appropriate.

Response

All Staff requests for additional disclosure or other revisions will be included in future filings, including interim filings, where appropriate. The supplemental responses below indicate what our additional disclosures or other revisions will look like in our future filings.

Management's Discussion and Analysis or Plan of Operation, page 8

Twelve Months Ended June 30, 2006 Compared with Twelve Months Ended June 30, 2005, page 10

2.     Please expand/revise the discussion of your results of operations for each period presented to address the following:

Rufus Decker
February 21, 2007

•      Please provide a more comprehensive analysis of factors that impacted your OEM systems revenue, aftermarket revenues, costs of OEM systems, aftermarket costs and selling general and administrative expenses. In addition, you should discuss known or anticipated trends that have and/or may continue to have an impact on your results of' operations. Your discussion and analysis should provide investors with sufficient information to understand historical trends and expectations for the future through the eyes of management.

•       Please quantify the impact of each factor you identify when multiple and offsetting factors contribute to fluctuations. You should also ensure that you are explaining the majority of increases or decreases in each line item. For example, you indicate that the increase in selling, general and administrative expenses resulted from additional personnel, increased sales travel and professional fees. However, you do not quantify the mount of the increase related to each component that resulted in a 25% increase in selling, general and administrative expenses.

Please refer to Item 303 of Regulation S-B, Section 501 of Financial Reporting Codification and SEC Interpretive Release No. 33-8350 dated December 19, 2003 for additional guidance.

Response

With regard to Management's Discussion and Analysis or Plan of Operation in our annual report on Form 10-KSB for our fiscal year ended June 30, 2006, please refer to Exhibit A in which we provide a more comprehensive analysis of factors that impacted our revenue, costs of sales and selling, general and administrative expenses. We have endeavored to discuss known or anticipated trends, as well as historical trends and expectations through the eyes of management. We have also quantified the impact of each factor when multiple and offsetting factors contribute to fluctuations.

Item 8A: Controls and Procedures. Page 11

3.     We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "were effective to ensure that information required to be disclosed by you in reports that you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission." This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures were effective.

Rufus Decker
February 21, 2007

Response

As shown in Exhibit B, we have simply concluded that our disclosure controls and procedures were effective.

4.     You indicate that there has not been a change in your internal control over financial reporting in connection with your evaluation required by Rule 13a-15d. Please tell us, and revise your disclosure to clarify, whether there were any changes in your internal control over financial that occurred during the fiscal quarter ended June 30, 2006 that materially affected, or were reasonably like have materially affected, your internal control over financial reporting.

Response

As shown in Exhibit B, we have revised our disclosure to clarify whether there were any changes in our internal control over financial reporting that occurred during the fiscal quarter ended June 30, 2006 that materially affected, or were reasonably like have materially affected, our internal control over financial reporting.

Financial Statements

Consolidated Statements of Income (Loss), page F-3

5.     Please include stock-based compensation expense within the appropriate line item rather than reflecting it in a separate line item. Please refer to SAB Topic 14:F.

Response

We concur that stock-based compensation expense be included within the Selling, General and Administrative expense line item rather than reflecting it in a separate line item. This revision was incorporated in our quarterly report on Form 10-QSB for the period ended December 31, 2006 and filed with the Commission on February 14, 2007.

Rufus Decker
February 21, 2007

Consolidated Statement of Cash Flows, page F-5

6.     Please remove the subtotal before net change in non-cash assets and liabilities related to operations. Please refer to the examples in Appendix C to SFAS 95.

Response

We concur that the subtotal before net change in non-cash assets and liabilities related to operations be removed. This revision was incorporated in our quarterly report on Form 10-QSB for the quarterly period ended December 31, 2006 and filed with the Commission on February 14, 2007.

Note 17 — Segment Information, page F-16

7.     You indicate that long-lived assets of the two business segments are primarily located in Canada, except for the wet electrostatic precipitator and certain nozzle technologies. Please tell us and disclose the dollar value of your long-lived assets located outside of Canada. See paragraph 38(b) of SFAS 131.

Response

The long-lived assets not located in Canada of the two business segments are intangible assets located in the United States. The value of such wet electrostatic precipitator technologies located in the United States are valued at zero, having been part of the Goodwill write-down in fiscal 2003. The value of such nozzle technologies located in the United States are valued at $398,897, being the current carrying value of Goodwill.

Rufus Decker
February 21, 2007

We acknowledge that:

•       we are responsible for the adequacy and accuracy of the disclosure in our filings;

•       staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you will find this letter responsive to your comments. If you have any questions regarding our response, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Ira Roxland of the same firm at (212) 768-6999.

Very truly yours, /s/ Carl A. Young Carl A. Young Chief Financial Officer
cc: Ernest Greene, Staff Accountant Scott Watkinson, Staff Accountant

EXHIBIT A

RESPONSE TO SEC COMMENT LETTER OF JANUARY 30, 2007

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

* * *

Results of Operation

Twelve Months Ended June 30, 2006 Compared with Twelve Months Ended June 30, 2005

OEM systems revenue increased by $4,226,197 (55%) to $11,946,392 for the twelve-month period ended June 30, 2006 from $7,720,195 for the same period in fiscal 2005. The increase is primarily the result of an increase in large system sales in the period, and in particular, those of Wet Electrostatic Precipitators ("WESP") 81% of the increase and wet scrubbers to the wood products industry. We have added personnel in order to continue to actively market to the wood products industry.

Aftermarket revenue increased by $725,366 (21%) to $4,100,748 for the twelve months ended June 30, 2006 from $3,375,382 for the same period in fiscal 2005. Increased revenue from ~~evaporative cooling components and spare parts in fiscal 2006, primarily by customers in the mineral processing industry, together with increased~~ WESP and wet scrubber spare parts and service (71% of the increase), primarily in the wood products industry, and from evaporative cooling components and spares (18% of the increase) contributed to ~~has been the prime cause of~~ this positive increment. This increase also reflects the results of a concentration of marketing efforts in the wood products industry.

Cost of OEM systems increased by $2,965,811 (43%) to $9,903,428 for the twelve-month period ended June 30, 2006 from $6,937,617 for the same period in fiscal 2005. The higher costs are the result of the increased volume of OEM systems work, as discussed above. As a percentage of OEM systems revenue, the cost of OEM systems was 83% for the twelve-month period ended June 30, 2006 and 90% for the same period in fiscal 2005. ~~The lower percentage to revenue for the OEM systems is the result of higher than anticipated costs on certain projects during the 2005 fiscal year than in fiscal 2006.~~  This improvement in costs results from improved cost control by project management in the current year.

Aftermarket costs increased by $358,472 (16%) to $2,543,235 for the twelve-month period ended June 30, 2006 from $2,184,763 for the same period one year earlier. The increased costs are the result of the increased sales volume discussed above. As a percentage of aftermarket revenue, the aftermarket costs were 62% versus 65% for the same period in fiscal 2005. The decreased ratio of aftermarket costs to revenue was the result of increased parts revenue in fiscal 2006, which typically has a higher ratio than component orders.

Selling, general and administrative expenses increased $536,338 (25%) to $2,696,677 for the twelve-month period ended June 30, 2006 from $2,160,339 for the same period in fiscal 2005. Increased selling, general and administrative expenses resulted from additional personnel (45% of the increase), increased sales travel expense (13% of the increase),  ~~and~~ professional fees (28% of the increase) and depreciation (6% of the increase). As a percentage of total revenue, selling, general and administrative expenses were 17% for the fiscal year ended June 30, 2006 and 19% for the same period a year earlier. This decrease in percent to revenue is the direct result of the increased volume of revenue for the current period. Also included in total expenses in the current year were stock-based compensation expense ($31,250 vs. $2,268 in fiscal 2005)[see note 12 to the Consolidated Financial Statements] together with increased depreciation expense ($93,897 vs. $65,303 in fiscal 2005).

* * *

EXHIBIT B

RESPONSE TO SEC COMMENT LETTER OF JANUARY 30,2007

ITEM 8A: CONTROLS AND PROCEDURES

Our management has carried out an evaluation, with the participation of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of June 30, 2006. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective. ~~to ensure that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.~~

There has not been any change in our internal control over financial reporting ~~in connection with the evaluation required by Rule 13a-15(d) under the Exchange Act~~ that occurred during the quarter ended June 30, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.